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                             August 13, 2020

       David Lovatt
       Chief Executive Officer
       GenTech Holdings, Inc.
       1731 1st Avenue
       New York, NY 10128

                                                        Re: GenTech Holdings,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment
                                                            Filed July 31, 2020
                                                            File No. 024-11055

       Dear Mr. Lovatt:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Form 1-A

       General

   1. Revise to include an introductory paragraph to your pro forma financial statements with a description of the
transaction, including consideration transferred. Also, pro forma adjustments should be
referenced to notes that clearly explain the adjustments involved if not otherwise clearly
evident. Refer to Part F/S(b)(7)(iii) of Regulation A and Article 11-
                                                        02(b) of Regulation
S-X.
   2. We note your revised disclosure that you only have 10 billion shares authorized and do not have enough
authorized shares to sell the maximum amount of your offering. Please revise to provide a
bona fide estimate of the amount of shares that you will be offering.
                                                        Refer to Rule 253 under
Regulation A.
 David Lovatt
GenTech Holdings, Inc.
August 13, 2020
Page 2
3. Please file a legality opinion for GenTech Holdings, Inc. We note that the legality opinion that was filed relates to DNA Dynamics, Inc. Ensure that the opinion covers all the shares that are being offered.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Lovatt
                                                             Division of
Corporation Finance
Comapany NameGenTech Holdings, Inc.
                                                             Office of
Technology
August 13, 2020 Page 2
cc:       William Eilers
FirstName LastName